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                              December 12, 2022

       Wallace Cooney
       Chief Financial Officer
       Graham Holdings Co
       1300 North 17th Street
       Arlington, VA 22209

                                                        Re: Graham Holdings Co
                                                            Form 10-K for
Fiscal Year Ended December 31, 2021
                                                            Filed February 25,
2022
                                                            Form 8-K furnished
November 2, 2022
                                                            File No. 001-06714

       Dear Wallace Cooney:

               We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 8-K furnished November 2, 2022

       Exhibit 99.1, page 14

   1. We note the non-GAAP adjustments to eliminate net losses (gains) on marketable equity securities and net
interest expense related to the fair value adjustment of the mandatorily redeemable
noncontrolling interest appear to be changing the basis of accounting applied under U.S. GAAP. Please
tell us how you considered whether these adjustments
                                                        substitute individually
tailored recognition and measurement methods, which could
                                                        violate Rule 100(b) of
Regulation G. Refer to Question 100.04 of the Compliance and
                                                        Disclosure
Interpretations on Non-GAAP Financial Measures.

              In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Wallace Cooney
Graham Holdings Co
December 12, 2022
Page 2

       You may contact Nasreen Mohammed at 202-551-3773 or Linda Cvrkel at 202-551-3813
with any questions.



FirstName LastNameWallace Cooney                      Sincerely,
Comapany NameGraham Holdings Co
                                                      Division of Corporation
Finance
December 12, 2022 Page 2                              Office of Trade &
Services
FirstName LastName